Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$55,774	$52,273	$57,345	$59,031	$57,002	$56,815
Interest applicable to rentals	1,921	1,731	1,637	1,148	1,498	1,587

Total fixed charges, as defined	57,695	54,004	58,982	60,179	58,500	58,402

Preferred dividends, as defined (a)	3,435	4,580	4,580	4,580	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$61,130	$58,584	$63,562	$64,759	$63,080	$62,982

Earnings as defined:

Net Income	$85,377	$108,729	$46,768	$82,159	$74,821	$73,632
Add:
Provision for income taxes:
Total income taxes	50,111	28,801	58,679	49,757	55,710	54,359
Fixed charges as above	57,695	54,004	58,982	60,179	58,500	58,402

Total earnings, as defined	$193,183	$191,534	$164,429	$192,095	$189,031	$186,393

Ratio of earnings to fixed charges, as defined	3.35	3.55	2.79	3.19	3.23	3.19

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.16	3.27	2.59	2.97	3.00	2.96

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.